

Mail Stop 3720

December 29, 2017

Xinghui Yang
Chief Executive Officer
Wah Fu Education Group Limited
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

Re: Wah Fu Education Group Limited
**   Amendment No. 1 to**
**   Draft Registration Statement on Form F-1**
**   Submitted December 22, 2017**
**   CIK No. 0001716770**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comment 1 and the filing of a consent by China Research and Intelligence Co., Ltd. as Exhibit 23.4. Please have China Research and Intelligence Co., Ltd. revise its consent to also expressly state that it consents to the quotation or summarization of its report in the registration statement. Refer to Securities Act Rule 436(a).

2. Please provide us with a copy of the research report prepared for the registration statement by China Research and Intelligence Co., Ltd., cross-referencing each statement with the underlying factual support.

Prospectus Summary, page 1

3. We note your response to prior comment 2 and your revised disclosure in the prospectus summary addressing that Wah Fu Education Group Limited is a holding company incorporated under the laws of the British Virgin Islands and further noting that the bulk of your operations are conducted through your wholly owned subsidiaries. Please revise your disclosure here to expressly state that you do not directly own the businesses or assets in the PRC that are operated by your VIE, including your PRC internet content license.

Use of Proceeds, page 40

4. We note your response to prior comment 5. Please revise your disclosure to quantify the amount of loans and capital contributions you may currently make to each of your PRC subsidiaries and VIE based upon statutory limits as compared to the amount of proceeds you intend to use for the stated purposes. Also disclose the extent to which you expect to use the IPO proceeds in China in the form of RMB. Disclose that your PRC subsidiaries, VIE and its subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications